UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Cartesian, Inc.

(Name of Issuer)

Common Stock, $.005 par value per share

(Title of Class of Securities)

561693 10 2

(CUSIP Number)

Benjamin Keiser

Elutions, Inc.

601 East Twiggs Street

Tampa, Florida 33602

(813) 419-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS Elutions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,606,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,606,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS Engage Networks, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,606,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,606,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS Astra Family Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,606,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,606,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS Leventi Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,606,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,606,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS William Doucas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,606,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,606,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS Elizabeth Doucas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,606,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,606,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note:

Items 3, 5 and 7 of the statement on Schedule 13D originally filed with the Securities and Exchange Commission by Elutions, Inc., Engage Networks, Inc., Astra Family Holdings, LLC, Leventi Irrevocable Trust, William Doucas and Elizabeth Doucas on March 7, 2014, as amended on March 19, 2014 and May 22, 2014 (as amended, the “Schedule 13D”), relating to the common stock, $.005 par value per share (“Common Stock”) of The Management Network Group, Inc. (n/k/a Cartesian, Inc.) (the “Issuer”), are hereby amended to the extent hereinafter expressly set forth. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

Item 3.            Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“On June 18, 2014, stockholders of the Issuer approved future issuances of shares of Common Stock pursuant to: (i) the Incentive Warrant, (ii) the economic anti-dilution provisions in the Warrants and (iii) the purchase rights in the Warrants and the preemptive rights in the Investment Agreement granted to Elutions.”

Item 5.             Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby deleted and replaced in their entirety with the following:

“(a) and (b)     As of June 18, 2014, Elutions owned the 609,756 Closing Shares and held all of the rights under the Tracking Warrant and the Incentive Warrant. Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own) the 609,756 Closing Shares and the 996,544 shares of Common Stock subject to the Tracking Warrant. The Closing Shares and the shares subject to the Tracking Warrant represent approximately 16.4% of the outstanding Common Stock of the Issuer, based on 8,791,335 shares of Common Stock outstanding as of May 8, 2014, as disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 13, 2014, plus the shares subject to the Tracking Warrant. Accordingly, the percentage of outstanding shares of Common Stock that may be beneficially owned by each Reporting Person is approximately 16.4%.

To the knowledge of the Reporting Persons, none of the Schedule I Persons (other than Elizabeth Doucas and William Doucas as described above) beneficially owns any Common Stock except as set forth on Schedule I attached hereto.

(c)         None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the Schedule I Persons, has engaged in any transactions in the Common Stock during the past 60 days.”

Item 7.             Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and supplemented by adding the following exhibits herewith:

Exhibit No.	Exhibit Name

99.12	Joint Filing Agreement, dated June 19, 2014, among Elutions, Engage Networks, Astra Holdings, the Leventi Trust, William Doucas and Elizabeth Doucas

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 19, 2014

ELUTIONS, INC.

By:	/s/ Christopher Voss
Name: Christopher Voss
Title: Chief Financial Officer

ENGAGE NETWORKS, INC.

By:	/s/ Christopher Voss
Name: Christopher Voss
Title: Vice President, Secretary and Treasurer

ASTRA FAMILY HOLDINGS, LLC

By:	/s/ Elizabeth Doucas
Name: Elizabeth Doucas
Title: Manager

LEVENTI IRREVOCABLE TRUST

By:	/s/ Elizabeth Doucas
Name: Elizabeth Doucas
Title: Trustee

/s/ William Doucas
William Doucas

/s/ Elizabeth Doucas
Elizabeth Doucas

EXHIBIT INDEX

Exhibit No.	Exhibit Name

99.12	Joint Filing Agreement, dated June 19, 2014, among Elutions, Engage Networks, Astra Holdings, the Leventi Trust, William Doucas and Elizabeth Doucas